Conference Title:  Copernic Inc. 2007 Q2 Earnings Call
Conference Date: August 8, 2007
Start Time: 4:30 p.m. ET
Reserved Length: 60 minutes

CCN Contact: Véronique Bugeaud
Tel: 514-392-6756

Conference Logistics:

Participants
Live Conference Access information:
Local Access: 416-644-3422
Toll-Free Access: 1-800-590-1508

Chairperson and Speaker Dial-in Number
Toll-Free Access: 1-800-590-1817

Guest Speakers:
Martin Bouchard
Daniel Bertrand
Christine Papademetriou

Operator:

Good afternoon, ladies and gentlemen, and welcome to the Copernic Inc. Earnings Conference Call for Q2 2007. At this time, all participants are in a listen-only mode. Following today’s presentation, instructions will be given for the question-and-answer session. Please refrain from using any offensive language. If anyone needs assistance at any time during the conference, please press the star key, followed by the zero key. As a reminder, this conference is being recorded today. I would now like to turn the conference over to Christine Papademetriou, Marketing Director.

Mrs. Christine Papademetriou, Marketing Director

Good afternoon and welcome to Copernic’s Q2 2007 earnings conference call. Participating on the call today are Mr. Martin Bouchard, President and Chief Executive Officer and Mr. Daniel Bertrand, Executive Vice President and Chief Financial Officer. Today’s remarks will last about 15 minutes. Before I turn the call over to Mr. Bouchard, please note that Copernic has not provided guidance in the past and is not providing guidance for the third quarter of 2007 and moving forward. Please note, however, various remarks we make on this call about our future plans and prospects constitute forward-looking statements. For the purposes of the Safe Harbor provisions, under the Private Securities Litigation Reform Act, actual results may differ materially from those indicated by these forward-looking statements due to various important factors identified in the Company’s filings with the United States Securities and Exchange Commission and Ontario Securities Commission, including among other things, the spending environment for advertising sales and software licensing, dependence on third-party pay placement providers and dependence on third parties for content distribution or advertising delivery.

I will now turn over the call to Mr. Martin Bouchard.

Mr. Martin Bouchard, President and CEO

Good afternoon, everyone.
Thanks for being with us today.

I would like to start the call by apologizing for the cancellation of my presentation at the Canaccord Adams conference yesterday for health issues. We do believe that this type of event is an excellent way to showcase the company, our products and services and we will try to do more of these in the future. I will take the time during this call to cover a good portion of our strategy and outlook for the future.

During the last year, we focused our attention on strategically positioning the company as a leader in search technology for the Web, the desktop and the mobile spaces. At the same time, we have gained higher efficiency and firm control of our ongoing operating costs, while maintaining a competitive presence in the market. This was initiated by the acquisition of Copernic Technologies in 2005, followed by infrastructure changes affecting key roles and responsibilities within the organization. Then, we quickly pursued our strategy by expanding our US reach with the hiring of two new Senior VPs to drive sales in both the software licensing and mobile arenas.

Our new mobile product, currently available in beta implementation, was launched during the quarter. This unique product enables users to search and access their emails, files, music, pictures, videos and other content remotely via any mobile device, such as cellular phone. Our technology will help wireless operators further monetize their networks as they provide new interactive methods for consumers and create opportunity for businesses, advertisers and brands alike. With over 1.55 billion mobile data users in the world, the market potential is huge. The Company is positioning itself to become a global force in mobile to desktop search and we are making every effort to ensure our success.

Our goal in adopting our new name is to present the company with one integrated vision that reinforce our image in the marketplace - Mamma.com and Copernic.com remain our core products that drive our business.

We have upheld this focus and we are confident that we can continue to execute our core strategy with our strong cash position of $7.8 million at the end of the quarter.

Moving forward, we plan on establishing our presence globally as a major player in mobile desktop search, as well as expanding our distribution channels for search/media solutions and software licensing agreements. Furthermore, we remain committed in continuing our investment in research and development to maintain our high standards of innovation and advanced technology.

I’d like to turn it over to Daniel Bertrand to go over the financial results for the second quarter of 2007.

Thank you.

Mr. Daniel Bertrand, EVP and CFO

Total Revenue:

o	Revenues in Q2 2007 totaled $1.95 million compared to $1.93 million for the same period in 2006 representing a 1% increase.

▪	Search Advertising revenues increased by 20% to $1.81 million

The increase is explained by expanded distribution and new clients.

▪	Graphic advertising revenues decreased by $205,521 or 95% to $11,796.

The decrease is due to the decline in pop-up campaigns, a decrease in demand for all other graphic ad units and a rationalization of our partners to focus on the ones that have a higher gross margin

▪
Software licensing revenues decreased by $36,601 or 40% to $54,961. Revenue were related to Copernic Agent, Summarizer and Tracker. No software licensing revenues were related to Copernic Desktop Search.

▪	Customized development and maintenance support revenues decreased by $37,399 or 32% to $78,781

The decrease is explained by maintenance support contracts that were not renewed in 2007.

o	Year to date revenues in 2007 increased by 11% to $4.6 million.
▪	The variance is mainly explained by the increase in search advertising revenues.

▪	Two major customers from which 10% or more of year-to-date total revenues were derived from. Revenues from them represented 35% of total revenues vs 32% for the same period last year

Cost of revenues

▪	Cost of revenues in Q2 2007 were at $655,901, or 36% over search and graphic advertising revenues, compared to $533,756 or 31% for the same period in 2006.

▪	For the year to date in 2007 the costs were $1.5 million or 36% over search and graphic advertising revenues, compared to $1.25 million or 34% for the same period in 2006.

The increase in percentage in 2007 is explained by higher payouts to partners which deliver better quality traffic.

Expenses

o	In Q2, total expenses decreased by $294K or 10% to $2.53 million, mainly due to :
▪	Lower personnel costs of $136K in administration
▪	A reduction in Directors and Officers insurance of $85K
▪	A reduced loss on foreign exchange of $82K due to less fluctuation of US $ in the quarter vs same period last year

o	Net loss
▪	For Q2 2007, net loss was $1.09 million ($0.07 per share) vs $1.27 million ($0.09 per share) for the same period in 2006
▪	YTD net loss was $2.47 million ($0.17 per share) vs $2.14 million ($0.15 per share) for same period of last year

o	Other highlights
o	We have settled the Class-action lawsuit as described in our recent press releases.

Concentration of credit risk with customers

▪
As at June 30, 2007, three customers represented 53% of net trade accounts receivable, compared to 72% from four customers for the same period last year, resulting in a significant concentration of credit risk.

▪
Management monitors the evolution of these customers closely in order to rapidly identify any potential problems. These customers have paid their accounts receivable as per their commercial agreements.

▪	The Company also monitors the other accounts receivable and there is no indication of credit risk deterioration.

Nevertheless, we cannot assure that we can retain the business of these customers or that their business will not decline generally in the future.

Liquidity and capital resources

o	Cash position at the end of Q2 2007 totaled $7.8 million
▪	With this strong cash balance, the Company is well positioned to continue its product licensing opportunities and expand the Copernic Desktop Search product targeted to mobile phone users.
o	Cash Flow related to operating activities:
▪	In Q2 2007, we used $927K, compared to $290K for the same period in 2006.
The increase is mainly due operating loss and payment of annual D&O insurance premium

o	For the year to date in 2007: we used $609K compared to $381K for the same period last year.

This is explained by the increase of the loss from continuing operations, mainly due to termination costs of the former President and CEO in Q1 2007.

o	Investing activities
▪
For the year to date in 2007 and 2006, investing activities generated cash from continuing operations of $3.87 million compared to $4.27 million due to reductions of temporary investments of approx. $4 million for these periods respectively

o	Financing activities
▪
For Q2 and for the year to date in 2007, financing activities provided cash totalling $179,404 and $676,258 respectively from issuance of capital stock upon exercise of options compared to nil in 2006.

The Company considers that the cash, cash equivalents and temporary investments will be sufficient to meet normal operating requirements until Q2 of 2008. In the long term, the Company may require additional liquidity to fund growth, which could include additional equity offerings or debt financing.

This completes the financial overview, I would like to turn the call over to Martin for the conclusion.

Thank you Daniel.

Conclusion:

o	During the past year and a half, we have successfully restructured the organization & repositioned our product line;

o	We have maintained a strong cash position at $7.8 million

o	We plan to continue to grow our business:
▪	By increasing our global presence in the mobile desktop search area
▪	By expanding our distribution channels for search & media solutions, as well as software licensing agreements
▪	And by investing in research & development in order to maintain our high standards of innovation and advanced technology.

o	And, finally, the Company remains strategically focused on Web search, media services and software development
At this time, we will be ready to answer your questions.

Thank you for being with us today. We’ll see you next quarter.